Exhibit 95

Mine Safety Disclosures

On March 25, 2019, one of our subsidiaries, Stork, was issued a citation from the U.S. Mine Safety and Health Administration (“MSHA”) for a violation of a mandatory health or safety standard at the BYK USA Inc. Plants & Pits mine in Gonzales, Texas (the “Mine”) that was deemed by the MHSA inspector to be significant and substantial under Section 104 of the Federal Mine Safety and Health Act of 1977 (the "Act"). The violation was remedied and the citation was terminated on the same day it was issued. Stork does not act as the owner of the Mine but may act as an “operator” as defined under the Act where Stork performs services or construction as an independent contractor at the Mine.

The company has no other disclosures to report under Section 1503 for the period covered by this report.